UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1. Material Fact by Natura &Co Holding S.A. dated December 9, 2024.

Docusign Envelope ID: 015EF707-96CB-406B-B153-6FE3D0E071DD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

DocuSigned by:
Guilherme Strano Castellan
252ED276CC164F3...

By: ______________________________

Name: Guilherme Strano Castellan
Title: Principal Financial Officer

Assinado por:
Itamar Gaino Filho
4159F950E0994BE...

By: ______________________________

Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: December 9th, 2024.

Item 1

Material Fact by Natura &Co Holding S.A. dated December 9, 2024.

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NATURA &CO HOLDING S.A.
Publicly-Held Company
CNPJ/ME No.: 32.785.497/0001-97
NIRE: 35.3.0053158-2

MATERIAL FACT

SEC Deregistration

NATURA &CO HOLDING S.A. ("Natura &Co" or "Company") today announced that the Company will voluntarily file a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") to deregister the Company's common shares and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Following the deregistration, the Company's common shares will continue to trade on the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão).

Upon filing of the Form 15F, the Company's reporting obligations under the Exchange Act will be immediately suspended. The termination of the Company's reporting obligations will become effective 90 days after the date of filing of the Form 15F, unless withdrawn by the Company or objected by the SEC earlier.

São Paulo, December 9th, 2024.

GUILHERME CASTELLAN
Chief Financial and Investor Relations Officer

This communication may contain forward-looking statements which reflect Natura &Co's current view on future events and financial and operational development. Words such as "intend", "expect", "anticipate", "may", "believe", "plan", "estimate" and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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